September 26, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Vanessa Robertson Sasha Parikh Joe McCann Alan Campbell

Re:	Global Health Solutions, Inc. Registration Statement on Form S-1 File No. 333-289972

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Health Solutions, Inc., dba Turn Therapeutics (the “Company”) hereby requests that the effective date for the Company’s Registration Statement on Form S-1 (File No. 333-289972) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on September 30, 2025 or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Stephen Byeff at (212) 450-4715.

Sincerely,

Global Health Solutions, Inc.

By:	/s/ Bradley Burnam
	Name:	Bradley Burnam
	Title:	Chief Executive Officer